Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

December 30, 2011

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the
    "Registrant"); Post-Effective Amendment No. 162 to the Registrant's Registration Statement On Form N-1A ("Amendment No. 162")
    ----------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 162, which you provided in a telephonic discussion with Abby Bertumen and me on Friday, December 9, 2011. Amendment No. 162 was filed with the Securities and Exchange Commission (the "Commission") on October 14, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the WHG Short Duration High Yield Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 162.

PROSPECTUS

1. COMMENT: Please confirm the Fund's expense limitation agreement will be filed on EDGAR.

RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

2. COMMENT: In footnote 3 to the fee table, please clarify that the Adviser may only recover prior fee reductions or expense reimbursements if the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are operating below the contractual expense limitation.

Dominic Minore, Esq.
December 30, 2011
Page 2

RESPONSE: The second sentence of footnote 3 to the fee table has been revised to read as follows:

         In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recover all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.

3. COMMENT: Please confirm whether the Fund may invest in securities in default. If so, add appropriate disclosure in the "Principal Investment Strategies. "

RESPONSE: The Sub-Adviser has confirmed that it does not invest in securities in default at the time of purchase as part of its "Principal Investment Strategies. " As a result, no additional disclosure has been included. The Sub-Adviser may, at its discretion, continue to hold securities that default after purchase, as disclosed in the SAI.

4. COMMENT: In the second paragraph in the "Principal Investment Strategies," please explain in plain English why and how maintaining an average maximum "duration to worst" for the Fund of three years reduces volatility and preserves capital when compared to traditional high yield portfolios.

RESPONSE: The following paragraph has been added to the second paragraph of the "Principal Investment Strategies:"

         In the Sub-Adviser's view, traditional high yield portfolios generally possess durations to worst of longer than three years. Portfolios with longer durations to worst are generally more sensitive to interest rate changes. As a result, the Sub-Adviser believes maintaining a duration to worst that is significantly shorter than that of traditional high yield portfolios will result in less volatility and better preservation of capital for the Fund.

5. COMMENT: Please confirm whether the Fund will invest in securities of European issuers as part of its principal investment strategies. If so, add appropriate risks in the "Principal Risks" section.

RESPONSE: The Sub-Adviser has confirmed that the Fund will invest in securities of European issuers as part of its principal investment strategies. The following disclosure has been added to "Foreign Securities Risk" under the "Principal Risks" section:

         The Fund may invest in securities of European issuers. The European financial markets have recently experienced volatility and adverse trends due to concerns about rising government debt levels of certain European countries, each of which may require external assistance to meet its obligations and run the risk of default on its debt, possible bail-out by the rest of the European Union ("EU") or debt restructuring. Assistance given

Dominic Minore, Esq.
December 30, 2011
Page 3

         to an EU member state may be dependent on a country's implementation of reforms in order to curb the risk of default on its debt, and a failure to implement these reforms or increase revenues could result in a deep economic downturn. These events may adversely affect the economic and market environment in Europe, which in turn may adversely affect the price or liquidity of high yield securities issued by European issuers and therefore may adversely affect the Fund and its investments in such securities.

6. COMMENT: In the following sentence in the third paragraph in the "Principal Investment Strategies," please disclose if there is any limit on the amount of fund assets that may be invested in any one or more of the categories of securities listed.

         In addition, the Fund may also invest in one or a combination of the following securities: investment grade debt securities, unrated securities of corporate issuers, senior loans, convertible securities, including convertible bonds and preferred stocks, debt securities issued or guaranteed by the U. S. government, its agencies or government-sponsored enterprises, and real estate investment trusts ("REITs").

RESPONSE: The Sub-Adviser   has confirmed that investment in any type of the
securities listed above is not a principal investment strategy of the Fund. As a result, the paragraph above has been deleted from the "Principal Investment Strategies" section.

7. COMMENT: Please disclose in the "Principal Investment Strategies" the Fund's expected weighted average maturity and discuss its significance in "Interest Rate Risk" in the "Principal Risks" section.

RESPONSE: The Sub-Adviser   has confirmed that the Fund is not managed with a
targeted weighted average maturity, due to its "duration to worst" approach to
managing the Fund.   As a result, no additional disclosure has been included
and the following disclosure has been deleted from "Interest Rate Risk" in the "Principal Risks" section:

         Mutual funds that invest in fixed income debt securities have no stated maturity. Instead, they calculate their weighted average maturity. This number is an average of the effective or anticipated maturity of each fixed income debt security held by the mutual fund, with the maturity of each security weighted by the percentage of its assets of the mutual fund it represents.

8. COMMENT: In the "Principal Risks" section, please include disclosure under "REIT Risk" stating that the REIT operating expenses indirectly borne by Fund shareholders are not reflected in the Fund's fee table or Example numbers.

RESPONSE: The Sub-Adviser   has confirmed that investment in REITs is not part
of the Fund's principal investment strategies. As a result, "REIT Risk" has been deleted from the "Principal Risks" section.

Dominic Minore, Esq.
December 30, 2011
Page 4

9. COMMENT: In the "Principal Risks" section, please revise the first sentence under "U. S. Government Securities Risk" to read as follows:

         The Fund's U. S. government securities are not guaranteed against price movements due to changing interest rates.

RESPONSE: The Sub-Adviser   has confirmed that investment in U. S.  Government
Securities is not part of the Fund's principal investment strategies. As a result, "U. S. Government Securities Risk" has been deleted from the "Principal Risks" section.

10. COMMENT: Under "More Information about Risk," please include the word "junk" in the heading and the first sentence of "High Yield Bond Risk. "

RESPONSE: The heading and the first sentence have been revised to read as follows: High Yield ("Junk") Bond Risk.

         High yield or non-investment grade bonds, also referred to as "junk" bonds, involve greater risks of default or downgrade and are more volatile than investment grade securities.

11. COMMENT: In the "Comparable Fund Performance" section, please include/revise the following disclosures per the comments below:

a. Please confirm that the Portfolio Manager was identified in the Comparable Fund's offering documents as the individual primarily responsible for the day-to-day management of the Comparable Fund and that, during the Portfolio Manager's tenure, no other person played a significant part in achieving the Comparable Fund's performance.

     RESPONSE: The Comparable Fund's offering documents did not identify the Comparable Fund's portfolio manager by name. As a result, no additional
disclosure has been included.   The Sub-Adviser   has confirmed that the
Portfolio Manager of the Fund was primarily responsible for the day-to-day management of the Comparable Fund and that, during the Portfolio Manager's tenure, no other person played a significant part in achieving the Comparable Fund's performance.

b. Please confirm whether the Comparable Fund, referred to as a "sub-fund," is a separate investment portfolio or series of the AXA IM Fixed Income Investment Strategies or simply a portion or sleeve of the AXA IM Fixed Income Investment Strategies. If the former, please revise the disclosure to clarify that "sub-fund" means a separate investment portfolio of the AXA IM Fixed Income Investment Strategies. If the latter, related performance for the Comparable Fund cannot be shown.

RESPONSE: The Sub-Adviser   has confirmed that the Comparable Fund is a
separate investment portfolio of the AXA IM Fixed Income Investment

Dominic Minore, Esq.
December 30, 2011
Page 5

Strategies. The following disclosure has been added to the first paragraph of the "Comparable Fund Performance" section: The Comparable Fund, referred to as a "sub-fund," is a stand-alone fund constituting a separate investment portfolio of the AXA IM Fixed Income Investment Strategies.

c. In the narrative, please define the Bank of America Merrill Lynch US High Yield Master II Index as the "Comparable Index. "

RESPONSE: The requested change has been made.

d. In the table, please revise the line item "U. S. Short Duration High Yield Fund A USD Share Class" to "Comparable Fund" and the line item "Index" to "Comparable Index. "

RESPONSE: The requested changes have been made.

e. Above the table, please state in bold and capital letters that the performance shown is not the performance of the Fund.

     RESPONSE: The requested change has been made.

f. Please confirm that Comparable Fund performance information is "net of all fees, expenses and, if applicable, sales load or placement fees," or revise the information as applicable.

     RESPONSE: The Sub-Adviser   has confirmed that Comparable Fund performance
information is "net of all fees, expenses and, if applicable, sales load or placement fees. "

g. Please add disclosure at the end of the second paragraph to state that, if the Fund's expenses had been used to calculate Comparable Fund performance, performance would have been lower than that shown.

RESPONSE: The following, highlighted sentence has been added to the end of the second paragraph:

         The expenses of the Fund (gross and net of waivers and reimbursements) are estimated to be higher than the expenses of the Comparable Fund. If the Fund's fees and expenses had been imposed on the Comparable Fund, the performance shown below would have been lower.

12. COMMENT: Please make conforming changes to the Institutional Shares prospectus based on the Staff's comments to the A Class Shares prospectus.

RESPONSE: The requested changes have been made or responses have been provided where indicated above.

Dominic Minore, Esq.
December 30, 2011
Page 6

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /S/ BEAU YANOSHIK
                                             -----------------
                                             Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.